25002869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34927

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonewall Investments Tennessee Inc. dba Memphis Capital

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6410 Poplar Ave., Suite 500
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Casey Goodwin (Name) (901)261-5980 (Area Code – Telephone Number) Cgoodwin@memphiscapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horne LLP
(Name – If individual, state last, first, and middle name)

775 Ridge Lake Blvd., Suite 403 (Address) Memphis (City) TN (State) 38120 (Zip Code)

10/14/2003 (Date of Registration with PCAOB)(if applicable) 171 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey Goodwin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonewall Investments Tennessee Inc., dba Memphis Capital, as of 12/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHARON R. MITCHELL-COCITA
TENNESSEE NOTARY PUBLIC
My Comm. Exp. March 2?, 2027
COUNTY OF SHELBY

Signature: [signature]

Title: President/CEO

[signature]

Notary Public

SEC Mail Processing
MAR 1 2 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC AUP Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONEWALL INVESTMENTS TENNESSEE, INC. dba MEMPHIS CAPITAL

Financial Statements and
Supplementary Information

(Pursuant to Rule 17a-5 of the
Securities and Exchange Commission)

December 31, 2024

(With Report of Independent Registered
Public Accounting Firm)

CONTENTS

HORNE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Those Charged with Governance of Stonewall Investments Tennessee Inc. dba Memphis Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonewall Investments Tennessee Inc. dba Memphis Capital (the "Company") as of December 31, 2024, the related statement of operations, changes in stockholders' equity, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horne LLP

We have served as the Company's auditor since 2024.

Memphis, Tennessee
March 3, 2025

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Financial Condition
December 31, 2024

ASSETS		**2024**
Cash	$	981,046
Account receivable		173,487
Firm investment, at fair value		27,028
Loan to stockholders		1,000
Prepaid expenses		16,642
Total assets	$	1,199,203
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	7,156
Accrued expenses		685,662
Payroll liabilities		34,704
Total liabilities		727,522
Stockholders' equity:		
Common stock, par value $1 per share, authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		335,810
Retained Earnings		134,871
Total stockholders' equity		471,681
Total liabilities and stockholders' equity	$	1,199,203

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Operations
For the Year Ended December 31, 2024

	2024
Revenue	
Commissions	$ 6,372,386
Interest and dividend income	891
Other income	52,875
Total revenue	6,426,152
Operating expenses	
Commissions	5,885,012
Entertainment	119,068
Regulatory fees	28,008
Professional fees	201,261
General and administrative expenses	49,445
Total operating expenses	6,282,794
Net income	$ 143,358

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2024	$ 1,000	$ 335,810	$ (8,487)	$ 328,323
Net income	-	-	143,358	143,358
Balance at December 31, 2024	$ 1,000	$ 335,810	$ 134,871	$ 471,681

See notes to the financial statements.

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2024

	2024
Subordinated liabilities at beginning of year	
Increases (decreases)	
Subordinated liabilities at end of year	

See notes to the financial statements

STONEWALL INVESTMENTS TENNESSEE,INC.
dba MEMPHIS CAPITAL
Statement of Cash Flows
For the Year Ended December 31, 2024

		2024
Cash flows from operating activities:		
Net income	$	143,358
Adjustments to reconcile net income to net cash provided by operating activities:		
Net gain on firm investment		(14,472)
Redemptions or firm investment, at fair value		75,000
Change in accounts receivables		(23,095)
Change in deposit, FINRA		422
Change in prepaids		8,581
Change in accrued expenses		353,864
Change in accounts payables		3,826
Net cash provided by operating activities		547,483
Net increase in cash		547,483
Cash at beginning of year		433,563
Cash at end of year	$	981,046

See notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Stonewall Investments Tennessee, Inc. dba Memphis Capital (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's principal business activities include the execution of securities transactions for institutional and retail customers, in addition to directing the purchase and sale of government guaranteed loans. All securities transactions are settled through a clearing broker on a fully disclosed basis. The Company utilizes the facilities of Memphis Capital Group, LLC which is a related party to the Company.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced, and does not expect to experience, any losses in such accounts.

Accounting for Securities Transactions and Other Activity

Trading gains and losses, commission revenue, and related expenses are recorded on a trade-date basis. Receivables/payables with brokers/dealers, if any, are recorded on a trade-date basis.

Taxes on Income

The stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code. The Company is subject to franchise and excise taxes. The Company has filed its tax returns for all years through December 31, 2023.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies - continued

Measurement of Credit Losses on Financial Statements

Broker dealer receivables are generally received within 30 days. Aged or unsecured receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of accounts receivables.

Subsequent Events

The Company has evaluated all events subsequent to the Statement of Financial Condition date of December 31, 2024, through March 3, 2025, which is the date these financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

Note 2. Revenue Recognition

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designation depends primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Trading related revenue, commissions, and expenses are recorded on a trade date basis. These revenues represent the compensation the Company earns for providing trade facilitation, execution, clearance, and settlement of securities and loan transactions to its customers, and the Company has no future performance obligation after such securities and loan transactions are settled. Included in the Accrued Expense line item of the Statement of Financial Condition are accrued commissions to be paid of $630,652 as of December 31, 2024.

Note 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2024, the Company had net capital of $253,523 which was $153,523 in excess of the required net capital of $100,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $727,522 at December 31, 2024. The Company's ratio of aggregate indebtedness to net capital was 2.87 to 1.

NOTES TO FINANCIAL STATEMENTS

Note 4. Fair Value Measurement of Investments

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has considered the investment included in the Firm investment, at fair value on the Statement of Financial Condition to be a Level 3 investment in the fair value hierarchy. In 2024, the Company had net redemptions of $75,000 from BCM High Income Fund, LP, a related party, that invests in the guaranteed portions of loans which are guaranteed by agencies of the U.S. government as wells as pools of SBA guaranteed loan portions. The Company has the ability after one year to redeem their investment upon written notice. The valuation of the investment takes place at the end of the month of when the notice is received and that becomes the exit price. At the end of the year the valuation of the Company's investment was $27,028. The increase in the investment of $14,472 is reflected as income in the Other Income line item on the Statement of Operations for the year ended December 31, 2024.

Note 5. Commitments and Contingencies

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operation or financial position.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

STONEWALL INVESTMENTS TENNESSEE,INC.

dba MEMPHIS CAPITAL

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2024

		2024
Net capital		
Total stockholders' equity	$	471,681
Less deductions and/or changes		218,158
Net gain on firm investment		
Net capital	$	253,523
Total aggregate indebtedness	$	727,522
Computation of basic net capital requirements		
Minimum net capital required	$	100,000
Excess net capital	$	153,523
Ratio: aggregate indebtedness to net capital		2.87

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31,2024, as filed on **January 29, 2025**

See accompanying report of independent registered public accounting firm.

MEMPHIS CAPITAL

The Exemption Report

The following statements are made to the best knowledge and belief of Casey Goodwin as President/CEO for Stonewall Investments Tennessee, Inc. dba Memphis Capital:

I, Casey Goodwin, as the President/CEO for Stonewall Investments Tennessee, Inc. dba Memphis Capital, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2024 without exception.

Casey Goodwin

2/25/25

Date

6410 POPLAR AVE, STE 500 | MEMPHIS, TN 38119-4863 | 901-261-5900 MEMPHISCAPITAL.COM

HORNE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Those Charged with Governance of Stonewall Investments Tennessee Inc. dba Memphis Capital

We have reviewed management's statements, included in the accompanying Exemption Report, in which Stonewall Investments Tennessee Inc. dba Memphis Capital (the "Company") stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k) (the "exemption provisions"), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Horne LLP

Memphis, Tennessee
March 3, 2025

HORNE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Management and Those Charged with Governance
Stonewall Investments Tennessee Inc. dba Memphis Capital

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Stonewall Investments Tennessee Inc. dba Memphis Capital (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as of December 31, 2024; [We agreed the December 31, 2024 Form SIPC-7 remitted payment of $5,270 to ACH #B2504982581777 dated February 18, 2025. We also agreed the Form SIPC-6 remitted payment of $4,371 to ACH #B2420871224212 dated July 26, 2024, noting no differences];
2. Compared total revenue reported on the audited Form X-17A-5 with total revenue reported in Form SIPC-7 for the year ended December 31, 2024; [For Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the period presented for the period January 1, 2024 through March 31, 2024; April 1, 2024 through June 30, 2024; July 1, 2024 through September 31, 2024 and October 1, 2024 through December 31, 2024];
3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation];
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Horne LLP

Memphis, Tennessee
March 3, 2025